SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.

1311 Carolina Avenue

Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3.  The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4.  The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1 Consent of Turlington and Company, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: July 1, 2013	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ William L. Wall
Plan Administrator

Item 4: Financial Statements

FIRST SOUTH BANK EMPLOYEES' SAVINGS &

PROFIT SHARING PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

As of and for the Years Ended

December 31, 2012 and 2011

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 11

Supplementary Information

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	12

[Letterhead of Turlington and Company, L.L.P.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator

First South Bank Employees' Savings &

   Profit Sharing Plan and Trust

Washington, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2012 and 2011, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan's management. The supplementary information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Turlington and Company, L.L.P.

Lexington, North Carolina

July 1, 2013

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
Assets:
Cash and cash equivalents	$953	$3,341

Investments at fair value:
Shares of registered investment companies	6,307,026	5,148,149
Common stock	746,144	436,521
Interest in collective trust	0	1,166,644
	7,053,170	6,751,314
Receivables:
Notes receivable from participants	341,164	366,216
Total assets	7,395,287	7,120,871

Liabilities:
Return of excess contributions	9,293	15,099

Net assets reflecting investments at fair value	7,385,994	7,105,772

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	0	(25,542)

Net assets available for benefits	$7,385,994	$7,080,230

The accompanying notes are an integral part of the financial statements

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First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
	2012	2011
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$802,060	$(513,731)
Interest and dividends from investments	129,938	120,127
Total investment income (loss)	931,998	(393,604)

Interest from notes receivable from participants	13,492	15,832

Contributions:
Employer	326,862	321,243
Participant	506,782	495,048
Rollover	0	26,708
Total contributions	833,644	842,999

Total additions	1,779,134	465,227

Deductions from net assets attributed to:
Benefits paid directly to participants	1,473,325	571,299
Administrative expenses	45	39

Total deductions	1,473,370	571,338

Net increase (decrease)	305,764	(106,111)

Net assets available for benefits:
Beginning of years	7,080,230	7,186,341

End of years	$7,385,994	$7,080,230

The accompanying notes are an integral part of the financial statements

3

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS

As of and for the Years Ended December 31, 2012 and 2011

1.	Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of First South Bank (the "Plan Sponsor") who are age 21 or older and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 5% of base contributions that a participant contributes to the Plan. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

4

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1.	Description of Plan (Continued):

Investment Options

During the years ended December 31, 2012 and 2011, participants could direct the investment of their contributions as well as employer matching contributions between twenty-two and twenty mutual funds, respectively, an FDIC insured account, and employer stock, each offering different degrees of risk and return.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. During the years ended December 31, 2012 and 2011, $24,274 and $16,820, respectively, of forfeitures were used to decrease employer contributions. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $953 and $3,341, respectively.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. At December 31, 2012 and 2011, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan. Expenses for the trustee were paid by the Plan Sponsor for the years ended December 31, 2012 and 2011.

5

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.	Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, reported changes in net assets available for benefits, and disclosures during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Participation units or shares owned by the Plan in collective trusts, mutual funds, and common stock investments are reported at fair value. These fair values are based on quoted net asset value per unit or per share on the last business day of the Plan year, as determined by SunTrust Bank (the Trustee) based upon the quoted market or redemption values of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the years.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present fair value of the investment contracts as well as the adjustment to the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 and 2011. Delinquent notes receivable from participants are reclassified as distributions based on the terms of the Plan document.

6

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments:

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 -	Inputs to the valuation methodology are quoted prices for similar assets or liabilities; quoted prices in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	Inputs to the valuation methodology are unobservable inputs where there is little or no market activity and the reporting entity makes estimates and assumptions that are significant to the fair value of the asset or liability.

Registered Investment Companies - These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Common Stock - These investments are valued at the closing price reported on the active market on which the stock is traded.

Interest in Collective Trust - These investments are public investments valued by the third-party trustee, using the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The fair value is classified within Level 2 of the valuation hierarchy because the fair value is based on the underlying investments which are traded on an active market.

	Total	Level 1
December 31, 2012:
Assets:
Shares of registered investment companies:
International	$298,546	$298,546
Small/Mid cap	1,334,193	1,334,193
Large cap	1,453,030	1,453,030
Balanced	979,943	979,943
Bonds	1,803,194	1,803,194
Cash equivalents	438,120	438,120
First South Bancorp, Inc. common stock	746,144	746,144
	$7,053,170	$7,053,170

7

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

	Total	Level 1	Level 2
December 31, 2011:
Assets:
Shares of registered investment companies:
International	$285,153	$285,153
Small/Mid cap	1,441,022	1,441,022
Large cap	1,480,042	1,480,042
Balanced	783,150	783,150
Bonds	675,521	675,521
Cash equivalents	483,261	483,261
Interest in collective trust funds	1,166,644		$1,166,644
First South Bancorp, Inc. common stock	436,521	436,521
	$6,751,314	$5,584,670	$1,166,644

The following presents investments that represent 5% or more of the Plan's net assets:

	December 31
	2012	2011
Investments at fair value:
Federated Mid Cap Index IS - 23,108.21 and 34,429.46 shares, respectively	$524,325	$690,311
Federated US Govt 2-5 Yr SVC - 95,332.30 shares	1,095,368
American Century Equity Growth Fund (Adv) - 21,881.58 and 31,754.36 shares, respectively	535,442	680,496
SunTrust Retirement Stable Asset Class (B) - 26,329.13 shares		1,166,644
MFS Research Bond Fund (A) - 42,170.78 and 39,387.23 shares, respectively	468,517	421,443
T. Rowe Price Growth Stock Fund (R) - 12,113.38 and 14,552.31 shares, respectively	445,530	452,286
T. Rowe Price Retirement 2010 Fund - 25,350.02 shares	413,712
SunTrust Bank FDIC Insured Account - 438,120.08 and 483,261.18 shares, respectively	438,120	483,261
First South Bancorp, Inc. - 155,446.62 and 136,412.89 shares, respectively	746,144	436,521

8

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3.	Investments (Continued):

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31
	2012	2011
Net appreciation (depreciation) in fair value of investments:
Shares of registered investment companies	$585,358	$(174,683)
First South Bancorp, Inc. common stock	216,702	(358,517)
Interest in collective trust	-	19,469
	$802,060	$(513,731)

4.	Collective Trust:

The Plan invested in a benefit-responsive investment contract with SunTrust Bank in relation to the SunTrust Retirement Stable Asset Class (B). SunTrust liquidated the investment option in August 2012. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by SunTrust Bank, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 was $1,166,644. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 4%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

2011
Average yields:
Based on actual earnings	1.19%
Based on interest rate credited to participants	1.70%

9

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.	Party-in-Interest Transactions:

As of December 31, 2012 and 2011, the Plan's investments included $746,144 and $436,521, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 10% and 6%, respectively, of total Plan assets at December 31, 2012 and 2011.

Certain Plan investments are shares of mutual funds managed by SunTrust Bank. SunTrust Bank is the trustee of the Plan and, therefore, transactions with SunTrust Bank qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $45 and $39, respectively, for the years ended December 31, 2012 and 2011.

6.	Tax Status:

The Plan is a nonstandardized prototype plan sponsored by SunTrust Bank. The Internal Revenue Service ("IRS") has determined and informed SunTrust Bank by letter dated August 26, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$7,385,994	$7,080,230
Return of excess contributions	9,293	15,099
Net assets available for benefits per Form 5500	$7,395,287	$7,095,329

The following is a reconciliation of contributions and deductions, respectively, by participants per the financial statements for the year ended December 31, 2012 to Form 5500:

2012
Participant contributions per the financial statements	$506,782
Accrual of return of excess contributions	9,293
Contributions per Form 5500	$516,075

Total deductions per the financial statements	$1,473,370
Return of excess contributions accrued in prior year	15,099
Total expenses per Form 5500	$1,488,469

10

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.	Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Reclassifications:

Certain items in the December 31, 2011 financial statements have been reclassified to make the statements more comparable to the December 31, 2012 financial statements.

11.	Subsequent Event:

In the first quarter of 2013, the Third Party Administrator for the plan was changed from SunTrust to MVP Plan Administrators, Inc. and the custodian was changed to Charles Schwab Trust Company with Gordon Asset Management serving as investment advisory firm for the plan.

11

First South Bank EmployeeS' Savings & Profit Sharing Plan and TrusT

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0266599

Three-digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	**
	Lessor, or Similar Party	Par, or Maturity Value	Cost	Current Value

	Cash	Cash		$953

	MFS Research International Fund R3	Mutual Fund; 14,770.85 Shares		223,188
	Oppenheimer Developing Market Fund	Mutual Fund; 2,135.41 Shares		75,359
	Dreyfus Small Cap Stock Index Fund	Mutual Fund; 13,311.19 Shares		292,181
	Federated Mid Cap Index IS	Mutual Fund; 23,108.21 Shares		524,325
	Federated US Govt 2-5 Yr SVC	Mutual Fund; 95,332.30 Shares		1,095,368
	Franklin Small Cap Value Fund A	Mutual Fund; 2,314.37 Shares		107,502
	Goldman Sachs Growth Opportunities Fund (A)	Mutual Fund; 7,711.86 Shares		178,053
	Goldman Sachs Mid Cap Value Fund (A)	Mutual Fund; 4,311.61 Shares		168,282
	Invesco Small Cap Growth Fund (A)	Mutual Fund; 2,128.32 Shares		63,850
	American Century Equity Growth Fund (Adv)	Mutual Fund; 21,881.58 Shares		535,442
	Blackrock Equity Dividend (A)	Mutual Fund; 9,432.31 Shares		187,609
*	Ridgeworth Large Cap Core Equity Fund (I)	Mutual Fund; 19,009.44 Shares		279,249
	JP Morgan US Equity (A)	Mutual Fund: 463.90 Shares		5,200
	T. Rowe Price Growth Stock Fund ®	Mutual Fund; 12,113.38 Shares		445,530
	T. Rowe Price Retirement 2010 Fund	Mutual Fund; 25,350.02 Shares		413,712
	T. Rowe Price Retirement 2020 Fund	Mutual Fund; 10,385.98 Shares		183,312
	T. Rowe Price Retirement 2030 Fund	Mutual Fund; 8,507.81 Shares		159,096
	T. Rowe Price Retirement 2040 Fund	Mutual Fund; 9,221.45 Shares		174,101
	T. Rowe Price Retirement 2050 Fund	Mutual Fund; 4,717.34 Shares		49,721
	Dreyfus Bond Market Index Fund Investor	Mutual Fund; 1,565.56 Shares		17,252
	Federated Total Return Government Bond Fund	Mutual Fund; 19,175.89 Shares		222,057
	MFS Research Bond Fund (A)	Mutual Fund; 42,170.78 Shares		468,517
*	SunTrust Bank FDIC Insured Account	Insured Account		438,120
*	First South Bancorp, Inc.	Common stock; 155,446.62 Shares		746,144
	Notes receivable from participants	Interest rates 4.25% - 6.00%		341,164
				$7,395,287

*	Represents a party-in-interest
**	Cost has been omitted for participant-directed investments

12